
02020414

FORM 6-K


RECEIVED
MAR 04 2002
143

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2002 Commission File Number: 0-30024

CFM CORPORATION

(Name of registrant)


PROCESSED
MAR 08 2002
THOMSON
FINANCIAL

475 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX



CFM Corporation Quarterly Report

first quarter 2002

CONSOLIDATED FINANCIAL SUMMARY

(unaudited, in thousands of dollars except per share amounts)

FOR THE FIRST QUARTER

	2002	2001
Sales	128,418	110,287
EBITDA	25,436	23,919
Net income	13,876	11,944
Cash flow from operations	58,648	50,287
Capital expenditures	4,893	1,767
Per share		
Earnings	0.37	0.31
Diluted earnings	0.36	0.30
Cash flow	0.51	0.32
Weighted average number of shares outstanding		
Basic	37,938	38,908
Diluted	38,351	39,235
Financial position		
Total assets	475,250	405,403
Total net debt	98,451	92,113
Shareholders' equity	293,500	245,207
Financial statistics		
Gross margin	35.5%	36.0%
EBITDA	19.8%	21.7%
Net debt/equity	1 : 3.0	1 : 2.7
Total net debt/total capitalization	25.1%	27.3%

from the chairman

CFM Corporation's ("CFM") first quarter coincided with an unusually eventful period for the North American economy. Already wobbling, consumer demand fell dramatically after September 11, 2001. Mother Nature also exerted her influence as record warm temperatures enveloped much of the continent. These factors had a predictably adverse effect on our industry, but not on CFM.

In fact, we recorded our second straight quarter of strong revenue, earnings and market share growth. While the unusual weather moderated sales through our dealer network, along with the demand for space heating products, we continued to enjoy significant market share growth in new home fireplace sales in the United States and brisk demand for a growing range of hearth products in the mass merchant channel.

Subsequent to our quarter end, the name of CFM changed from CFM Majestic Inc. to CFM Corporation. This name change was effective on February 12, 2002 and was changed to reflect that CFM continues to broaden its participation in the home products marketplace from its foundation as a hearth products company.

Looking ahead, we remain abundantly optimistic. Overall consumer demand may remain sluggish, but we are confident of our ability to outperform the industry in the hearth and other segments of our business. Prospects for our barbeque business, now firmly established in both the dealer network and mass marketing channel are particularly strong. Following the January 2002 purchase of Keanall Holdings Limited – North America's leading manufacturer of after-market gas grill products and accessories – we also possess a complete product line and the senior management experience required to take this business to the next stage of development. Barbeque revenues are expected to exceed $100 million in 2002, although their effect on earnings will be negatively impacted by early season inefficiencies to meet product demand from the new barbeque plant. For the year as a whole, we expect to achieve earnings per share in the range of $1.05 to $1.15.

COLIN ADAMSON
Chairman and Chief Executive Officer

management's discussion and analysis

INTRODUCTION

The following management's discussion and analysis ("MD&A") provides a review of important events, results of operations and the financial position of CFM Corporation ("CFM") for the quarter ended December 29, 2001, compared to the corresponding period of the preceding financial year.

Up to December 31, 2001, CFM operated in one business segment, which includes the development, manufacture and sale of fireplaces, hearth and related products and accessories. CFM is subject to a number of the usual risks associated with a durable consumer products industry. Demand for these products is affected by the general state of the economy, including the level of housing starts and consumer spending on home renovations and remodelling.

This MD&A contains forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. CFM considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect.

RESULTS OF OPERATIONS

CFM's consolidated sales increased 16% to a record $128.4 million in the quarter ended December 29, 2001, compared to $110.3 million in the prior year. Contributions to CFM's sales growth in the quarter included:

- Continued revenue growth in new home fireplace sales in the United States;
- Market expansion from a broader range of hearth products in the mass merchant channel.

Conditions negatively impacting sales achieved in the quarter included:

- Warmer weather in most of North America during the quarter which negatively affected CFM's North American hearth dealer channel and sales of space heating products.

Gross Profit

Gross profit increased by $5.8 million or 15% from the prior year to $45.5 million. As a percentage of sales, gross profit declined slightly to 35.5% from 36% in the previous year. The gross margin realized in the quarter was greater than the margin realized over the last three quarters due to the higher mix of gas and electric products as well as the normal seasonal contribution of higher margin retail sales.

The net reduction in gross margin percentage in the quarter was a result of continued growth in the overall percentage of fireplace sales to the lower margin new home market.

Selling, Administrative, Research and Development Expenses

Expenses for the quarter increased $4.3 million or 27% to $20.1 million. As a percentage of sales, expenses were up to 15.7% from 14.3% in the prior year. This increase relates primarily to higher variable selling expenses as a result of changes in sales mix in the quarter.

EBITDA and EBIT

Earnings before interest, taxes, depreciation and amortization ("EBITDA") were $25.4 million, up $1.5 million from the prior year of $23.9 million. EBITDA margins declined to 19.8% from 21.7% in 2001. The decline is primarily due to the lower gross margins and higher variable selling expenses as discussed above.

Earnings before interest and taxes ("EBIT") was $22.4 million, up $2.7 million from the prior year of $19.7 million. Amortization increased by $0.4 million due to the full year impact of amortization on last year's capital spending as well as the incremental amortization on deferred development costs.

In accordance with the Canadian Institute of Chartered Accountants new accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, goodwill is no longer amortized. As a result of this change in accounting policy, EBIT was increased by $1.7 million as compared to the prior year.

management's discussion and analysis

Net Interest Expense

Net interest expense of $1.5 million was down $0.6 million from the prior year as a result of lower interest rates.

Earnings Per Share

Earnings per share ("EPS") has increased by $0.06 to $0.37 or 19% from $0.31 last year. On a comparative basis before goodwill amortization EPS increased by $0.03 to $0.37 or 9%. Diluted earnings per share increased to $0.36 from $0.30 in 2001. Net income in the period rose 16% and the weighted average number of shares declined by 3% to 37,938,000 from the prior year.

CFM adopted the Canadian Institute of Chartered Accountants' new recommendation for determining earnings per share, which was applied retroactively to fiscal 2001. The diluted earnings per share for the quarter ended December 30, 2000 have been restated to $0.30 to reflect this change in policy.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

During the quarter, CFM generated $19.4 million in cash flow from operations before changes in non-cash working capital, a $6.8 million increase from the $12.6 million generated in 2001.

CFM's historical seasonal cash flow pattern continued in fiscal 2002 with cash from operations being generated in the first quarter. Investment in working capital is at a lower level in the first quarter, as seasonally high fourth quarter and early first quarter sales are collected in the first quarter. In addition to increased earnings in the quarter, cash flow was impacted by strong seasonal accounts receivable collection offsetting increased barbeque inventories. Cash flows from operations were strong at $58.6 million, up $8.4 million or 17% from the prior year.

Accounts receivable declined by $2.3 million over the prior year reflecting the seasonal timing of CFM's collection process. Investment in inventory increased by $17.2 million over the prior year representing primarily the prebuild of barbeque finished goods required to meet the peak shipping demand in the second quarter.



Other assets increased by $4.6 million to $7.5 million as at December 29, 2001 with the barbeque facility start-up costs accounting for the majority of the increase. The pre-commercialization start-up costs for our new barbeque manufacturing facility were $4.2 million with $2.3 million in additional costs incurred this quarter. The facility achieved commercial production quality and output levels at the beginning of January 2002.

Capital expenditures in the quarter totalled $4.9 million with a significant portion related to CFM's new state-of-the-art barbeque manufacturing facility in Mississauga, Ontario. This facility commenced commercial production in the first quarter of 2002.

CFM's net debt decreased by $53.4 million to $98.5 million reflecting the strong seasonal cash collection. CFM is capitalized with net debt to total capital of 25% down from 27% in the prior year.

With the objective of maximizing return of capital employed, CFM repurchased and cancelled 139,400 common shares at an average price of $8.03 per share during the year for $1.1 million. CFM renewed its Normal Course Issuer Bid under which it can repurchase up to 2,800,000 additional common shares by October 8, 2002.

Shareholders' equity increased by $48.2 million or 20% to $293.5 million over the prior year with net book value per share increasing to $7.74, up 21% from $6.40 in 2001. Net earnings for the twelve months ending December 29, 2001 added $33.3 million to shareholders' equity. The purchase and cancellation of common shares under the Normal Course Issuer Bid decreased shareholders' equity by $3.3 million for the twelve months ended December 29, 2001. A $17.9 million increase in cumulative currency translation adjustment was due to the strengthening of the U.S. dollar against the Canadian dollar from December 30, 2000.

OUTLOOK

We expect to continue to achieve earnings growth throughout the year; however, we anticipate that such growth will be impacted by costs resulting from early season inefficiencies to meet product demands from the new barbeque plant. It is our expectation that results for the year as a whole will be within the EPS range of $1.05–$1.15.

As at December 29, 2001, December 30, 2000 & September 29, 2001
(in thousands of dollars, unaudited)

	Dec 29 2001 $	Dec 30 2000 $	Sept 29 2001 $
ASSETS			
Current			
Cash and cash equivalents	**19,000**	13,043	4,266
Accounts receivable	**69,464**	71,774	122,592
Income taxes recoverable	**4,068**	—	8,421
Inventory	**89,716**	72,560	79,693
Prepaid and other expenses	**2,128**	2,513	1,985
Future income taxes	**5,205**	7,647	6,447
Total current assets	**189,581**	167,537	223,404
Capital assets,net	**97,354**	80,872	94,124
Future income taxes	**937**	565	630
Other assets (note 4)	**7,517**	2,947	5,501
Goodwill, net (note 5)	**173,564**	147,231	172,051
Intangible assets (note 5)	**6,297**	6,251	6,319
	475,250	405,403	502,029
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Bank indebtedness	**8,758**	6,448	10,976
Accounts payable and accrued liabilities	**43,632**	40,647	49,900
Current portion of long-term debt	**16,113**	15,273	16,009
Future income taxes	**1,148**	26	231
Total current liabilities	**69,651**	62,394	77,116
Long-term debt	**92,573**	83,435	128,513
Future income taxes	**19,362**	14,111	18,644
Total liabilities	**181,586**	159,940	224,273
Minority interest	**164**	256	144
Shareholders' equity			
Share capital	**128,105**	129,363	128,545
Retained earnings	**133,147**	101,485	119,942
Cumulative translation adjustment	**32,248**	14,359	29,125
Total shareholders' equity	**293,500**	245,207	277,612
	475,250	405,403	502,029
(Thousands of common shares and options)			
Common shares issued and outstanding	**37,900**	38,282	38,036
Stock options outstanding	**3,266**	2,688	3,329
Stock options exercisable	**600**	300	380

See accompanying notes

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(in thousands of dollars except earnings per share, unaudited)

FOR THE THREE MONTHS ENDED

	Dec 29 2001 $	Dec 30 2000 $
Sales	**128,418**	110,287
Cost of sales	**82,870**	70,544
Gross profit	**45,548**	39,743
Expenses		
Selling and administrative, research and development	**20,111**	15,824
Amortization	**3,002**	2,573
Interest income	**(119)**	(136)
Interest expense	**1,651**	2,297
	24,645	20,558
Income before income taxes and amortization of goodwill	**20,903**	19,185
Income taxes	**7,027**	6,082
Income before amortization of goodwill	**13,876**	13,103
Amortization of goodwill (*net of taxes of $0; 2001– $497*)		1,159
Net income for the period	**13,876**	11,944
Retained earnings, beginning of period	**119,942**	94,465
Options repurchased (net of taxes of $10)	**(24)**	
Premium on repurchased common shares	**(647)**	(4,924)
Retained earnings, end of period	**133,147**	101,485
Earnings per share before amortization of goodwill (note 5 and 6)	**0.37**	0.34
Earnings per share (note 5 and 6)	**0.37**	0.31
Diluted earnings per share (note 5 and 6)	**0.36**	0.30

See accompanying notes

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in thousands of dollars, unaudited)

FOR THE PERIOD ENDED	Dec 29 2001 $	Dec 30 2000 $
Cash flows from operating activities		
Net income for the period	**13,876**	11,944
Add (deduct) items not involving cash		
Amortization	**3,002**	4,229
Future income taxes	**2,509**	(3,588)
Minority interest	**20**	19
	19,407	12,604
Change in non-cash working capital (note 7)	**39,241**	37,683
Cash flows provided by operating activities	**58,648**	50,287
Cash flows from investing activities		
Purchase of capital assets	**(4,893)**	(1,767)
Proceeds on disposal of capital assets	**—**	38
Cash flows used in investing activities	**(4,893)**	(1,729)
Cash flows from financing activities		
Repayment of non-revolving term facility	**(3,780)**	(3,750)
Revolving term facility, net	**(31,751)**	(38,815)
Bank indebtedness	**(2,272)**	(1,092)
Repurchase of common shares	**(1,119)**	(8,384)
Options repurchased	**(24)**	—
Issuance of common shares	**31**	89
Cash flows used in financing activities	**(38,915)**	(51,952)
Effect of foreign currency translation on cash and cash equivalents	**(106)**	(36)
Net increase (decrease) in cash during the period	**14,734**	(3,430)
Cash and cash equivalents, beginning of period	**4,266**	16,473
Cash and cash equivalents, end of period	**19,000**	13,043
Supplementary cash flow information		
Cash taxes paid	**542**	2,255
Cash interest paid	**844**	2,219

See accompanying notes

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They have been prepared on a basis consistent with the accounting policies and methods followed in CFM Corporation's ("CFM") most recent audited financial statements except for the change related to the adoption of the Canadian Institute of Chartered Accountants ("CICA") recommendation on Business Combinations, Goodwill and Other Intangible Assets as discussed in note 5. These unaudited consolidated interim financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in CFM's Annual Report for the year ended September 29, 2001.

2. USE OF ESTIMATES

The preparation of quarterly financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated quarterly financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. SUBSEQUENT EVENT

Effective January 2, 2002, CFM acquired all the issued and outstanding shares of Keanall Holdings Limited ("Keanall") of Mississauga, Ontario from Keanall's shareholders. Under the terms of transaction, CFM satisfied the purchase price with a combination of a cash payment of $10 million, the issuance of a $30 million non-interest bearing note repayable monthly over 24 months, and the issuance of 2,526,314 common shares of CFM. Keanall is a leading manufacturer and distributor of quality after-market gas grill parts and accessories to retailers that serve the recreational and home improvement market.

4. OTHER ASSETS

Other assets consist of the following:

(in thousands)	As at Dec 29 2001 $	As at Dec 30 2000 $	As at Sept 29 2001 $
Deferred barbeque facility start-up costs	**4,154**	—	1,792
Deferred development costs	**1,852**	732	1,867
Deferred financing costs	**923**	1,912	1,499
Other	**588**	303	343
Total	**7,517**	2,947	5,501

5. GOODWILL AND OTHER INTANGIBLE ASSETS

In 2001, the Canadian Institute of Chartered Accountants ("CICA") issued accounting recommendations for Business Combinations, Goodwill and Other Intangible Assets. Under the new rules, goodwill and certain intangible assets with an indefinite useful life arising from business combinations accounted for using the purchase method are no longer amortized but will be subject to annual impairment tests. Other Intangible Assets will continue to be amortized over their useful lives. CFM has adopted the new recommendations for fiscal year 2002. CFM has not recognized in the accompanying financial statements the impact, if any, of the performance of the transitional impairment test in conjunction with the adoption of the new standards. As required by the standards, the interim financial results for the quarter ending December 29, 2001 do not reflect goodwill amortization expense. The results of the prior year have not been restated. The effect on the fiscal 2002 comparative figures has been detailed in the following table.

For the quarter ending *(in thousands except per share data)*	**Dec 29 2001 $**	Dec 30 2000 $
Reported net income	**13,876**	11,944
Add back: goodwill amortization	—	1,159
Adjusted net income	**13,876**	13,103
Earnings per share		
Reported net income	**0.37**	0.31
Add back: goodwill amortization	—	0.03
Adjusted net income	**0.37**	0.34
Diluted earnings per share		
Reported net income	**0.36**	0.30
Add back: goodwill amortization	—	0.03
Adjusted net income	**0.36**	0.33

Intangible Asset

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, CFM purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and has been amortized over the 22 year lease term.

	Dec 29 2001	Dec 30 2000	Sept 29 2001
(in thousands)	**$**	$	$
Cost	**7,768**	7,302	7,687
Accumulated amortization	**1,471**	1,051	1,368
Net book value	**6,297**	6,251	6319

Amortization expense of the intangible asset for the period was $87 (2001 – $84).

6. EARNINGS PER SHARE

In fiscal 2001, CFM had retroactively adopted the new recommendations for determining earnings per common share issued by CICA. The prior period presented has been restated to conform to these recommendations.

Accordingly, earnings per share has been determined by dividing net income by the weighted average number of common shares outstanding during the quarter of 37,938,000 shares (2001 – 38,908,000). Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common shares equivalents outstanding. This change has resulted in no change in earnings per share and a decrease in diluted earnings per share of 1 cent for the quarter ended December 30, 2000.

7. CHANGES IN NON-CASH WORKING CAPITAL

Cash flow from changes in non-cash working capital consists of the following:

For the three months ending	**Dec 29 2001**	Dec 30 2000
(in thousands)	**$**	$
Accounts receivable	**53,593**	35,277
Inventory	**(9,430)**	1,225
Prepaid and other expenses	**(143)**	(646)
Other assets	**(2,222)**	173
Accounts payable and accrued liabilities	**(6,459)**	(5,216)
Income taxes recoverable	**3,902**	6,870
	39,241	37,683

8. SEGMENTED INFORMATION

CFM operates in one business segment which includes the development, manufacture, and sale of fireplaces, hearth and related heating products and accessories. CFM conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

For the first quarter ending December 29, 2001

	U.S.	**Canada**	**Other**	**Total**
(in thousands)	**$**	**$**	**$**	**$**
External sales	106,262	16,062	6,094	128,418
Capital assets, goodwill and intangible assets	230,919	36,026	10,270	277,215

For the first quarter ending December 30, 2000

	U.S.	Canada	Other	Total
(in thousands)	$	$	$	$
External sales	90,950	14,415	4,922	110,287
Capital assets, goodwill and intangible assets	199,579	24,335	10,440	234,354

DIRECTORS

Colin M. Adamson
Chairman, Chief
Executive Officer and
Co-Founder

William A. Corbett[1][2]
Chairman,
The New Providence
Development
Company Limited

William S. Cullens[1][2]
Past Chairman and
Chief Executive Officer,
Canron Inc.

Patrick Keane
Senior Vice President,
Mass Merchant Operations

Sheila O'Brien[2]
Senior Vice President,
Nova Chemicals

Carlo De Pellegrin[1][2][3]
Partner,
Williams & Partners,
Chartered Accountants LLP

Heinz Rieger[3]
Past Chairman and Co-Founder

[1] *Member of the Audit Committee*

[2] *Member of the Compensation and Corporate Governance Committee*

[3] *Member of the Business Development Committee*

EXECUTIVE OFFICERS

Colin M. Adamson
Chairman and Chief
Executive Officer

James D. Lutes
President, Chief
Operating Officer and
Interim Chief Financial Officer

Peter M. Plows
Senior Vice President,
Operations

Susan E. Marlow
Vice President,
Human Resources
and Development

Sonya D. Stark
Director, Legal Affairs,
Investor Relations and
Corporate Secretary

David Brash
Corporate Controller

Paul Kroetsch
Treasurer

Eileen Foley
Director, Tax

DIVISIONAL MANAGEMENT

Ron Calvert
President, Vermont Castings
Majestic Products Division

Steve Haramaras
President, CFM Harris
Systems Division

Dan Downing
President, CFM RMC
International Division

Michael Miller
Managing Director,
CFM Kinder Limited

Patrick Keane
President,
CFM Keanall

TRANSFER AGENT

Computershare
Trust Company of Canada
100 University Avenue
9th Floor, Toronto, Ontario
Canada M5J 2Y1

SHARE LISTING

Stock Symbol: CFM
Exchange: Toronto
Stock Exchange

OPERATING DIVISIONS

Vermont Castings
Majestic Products Division
410 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Telephone: (905) 670-7777
Facsimile: (905) 670-4676

1000 East Market Street
Huntington, Indiana, USA 46750
Telephone: (260) 356-8000
Facsimile: (260) 356-9672

Route 107
Bethel, Vermont, USA 05032
Telephone: (802) 234-2300
Facsimile: (802) 234-2340

Beanville Road
Randolph, Vermont, USA 05060
Telephone: (802) 728-3151
Facsimile: (802) 728-3171

CFM Harris Systems Division
3501 West Howard Street
Skokie, Illinois, USA 60076-4012
Telephone: (847) 676-3556
Facsimile: (847) 676-3759

CFM RMC International Division
3501 West Howard Street
Skokie, Illinois, USA 60076-4012
Telephone: (847) 676-3556
Facsimile: (847) 676-3759

CFM Kinder Limited
Trentham Lakes
Stoke-on-Trent
Staffordshire, England ST4 4TJ
Telephone: (178) 233-9000
Facsimile: (178) 233-9009

CFM Keanall
2695 Meadowvale Boulevard
Mississauga, Ontario
Canada L5N 8A3
Telephone: (905) 858-8010
Facsimile: (905) 858-1165

350 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Telephone: (905) 670-7777
Facsimile: (905) 565-4683

investor relations

Send inquiries to: Investor Relations, **CFM Corporation**
475 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N1
Telephone: (905) 670-7777 Facsimile: (905) 670-7915
E-mail: cfm@cfmmajestic.com Website: www.cfmmajestic.com

SHARE TRADING SUMMARY

2002 First Quarter	**High**	**Low**	**Close**	**Volume**
First Quarter	$ 13.32	$ 9.99	$ 13.20	3,479,357

CFM is a leading vertically integrated manufacturer of hearth products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs and hearth accessories, and maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products. CFM also manufactures barbeques, barbeque parts and accessories and outdoor garden accessories and imports indoor and outdoor space heating products from South Korea.

CFM's Vision

"To be a leading home products manufacturing company that is recognized for products of the highest quality and innovativeness that consistently lead the markets they participate in.

At CFM, we make the products that you value most in your home."

CORPORATE OFFICE

CFM Corporation
475 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N1
Telephone: (905) 670-7777
Facsimile: (905) 670-7915

This interim report contains forward-looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from further results expressed or implied by such forward-looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence and the level of housing starts, CFM's ability to develop new products, the seasonality of the demand for CFM's products, relationships with certain significant customers and suppliers, competition and foreign currency fluctuations. These factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM MAJESTIC INC.

By: 

Name: Sonya Stark
Title: Corporate Secretary

Date: February 27, 2002